ALLIS-CHALMERS
5075 Westheimer, Suite 890, Houston, TX 77056
713-369-550 Fax: 713-369-0555
July 17, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Attention:	H. Roger Schwall, Assistant Director

Re:	Allis-Chalmers Energy Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 6, 2006
File No. 333-133874

Form 10-K for the fiscal year ended December 31, 2005
Filed March 22, 2006
File No. 1-02199

Ladies and Gentlemen:
     We have received your letter dated July 13, 2006, addressed to Mr. Victor M. Perez, Chief Financial Officer of Allis-Chalmers Energy Inc. (“Allis-Chalmers”), pursuant to which you provided comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on Amendment No. 2 to our Registration Statement on Form S-1 (File No. 333-133874) (the “Registration Statement”). In response to the Staff’s comments, we have filed today with the SEC Amendment No. 3 to the Registration Statement (the “Registration Statement Amendment”), and we are submitting this response letter to you.
     For your convenience, the comments contained in your comment letter are set forth below verbatim in italicized text. Our responses appear below in the plain text following the copies of your comments.
General
1.	Please provide currently dated consent from each the independent registered accountants in the next amendment.

Securities and Exchange Commission
Division of Corporation Finance
July 17, 2006

Our response.

We have included in the Registration Statement Amendment currently dated consents from each of the independent registered accountants.
Notes to Unaudited Pro Forma As Adjusted Consolidated Condense Financial Statements, page 35
2.	We have reviewed your revised disclosure regarding the bonus payments. It appears from your disclosure that the bonuses paid to employees were part of your purchase price consideration. Please explain why this amount is reflected as an expense on the books of “Specialty”, as it is unclear whether a liability was incurred prior to the consummation of the transaction with Allis Chalmers. It appears from your disclosure that the bonuses appear to represent a contingent liability.
Our response.

Specialty’s December 31, 2005 balance sheet has been restated to reverse the accrual for the bonus payments, and accordingly Specialty’s statement of income and statement of cash flows for the year ended on that date have been restated to reflect such reversal. Please see the revised disclosure on pages 29 through 39, and in particular our revisions to the third bullet on page 31 and to footnote (O) on page 39.
Specialty Rental Tools, Inc. Financial Statements
3.	Please expand your disclosure to identify the bonus payment of $12.5 million, and the specific terms of the bonus. Explain how you expect to pay the amounts due and whether or not you are required to pay the amounts under the bonus arrangement if your transaction with Allis Chalmers is not consummated. We may have further comment.
Our response.

Please see our response to question 2 above and our revised disclosure on pages F-112 through F-125, including Note J on F-121.
* * * *

Securities and Exchange Commission
Division of Corporation Finance
July 17, 2006

     We are filing the Registration Statement Amendment and this letter today via EDGAR in compliance with the instruction set forth in your comment letter.
     If you have any further comments, please contact the undersigned by telephone at (713) 369-0550 or by fax at (713) 369-0555, with a copy to Henry Havre of Andrews Kurth LLP, by fax at (713) 238-7279. We thank you in advance for your prompt consideration of our responses.

Very truly yours, ALLIS-CHALMERS ENERGY INC.
By:	/s/ Victor M. Perez
Victor M. Perez

Enclosures

cc:	Carmen Moncada-Terry, SEC Kevin Stertzel, SEC Jill Davis, SEC Robert V. Jewell, Andrews Kurth LLP Henry Havre, Andrews Kurth LLP Bruce Czachor, Shearman & Sterling LLP